Issuer Free Writing Prospectus Term Sheet dated May 8, 2013	Filed Pursuant to Rule 433 Registration No. 333-186815

SCORPIO TANKERS INC.

36,144,578 Shares of Common Stock, Par Value $0.01 Per Share

Issuer:	Scorpio Tankers Inc. (“Scorpio”)

Ticker / Exchange:	STNG / NYSE

Title of Securities:	Common Stock, Par Value $0.01 Per Share

Offering:	36,144,578 shares of common stock

Public Offering Price:	$8.30 per share

Estimated Net Proceeds to Scorpio:	$289.1 million, after deducting placement agents’ fees and estimated expenses

Use of Proceeds:	Scorpio intends to use the net proceeds of this offering for vessel acquisitions, working capital and other general corporate purposes.

Scorpio is engaged in discussions with counterparties on a continuous basis and intends to make opportunistic vessel acquisitions at attractive prices. As a result of the receipt of the net proceeds of this offering, Scorpio may purchase newbuilding vessels or secondhand vessels that meet its specifications, either directly from shipyards or from the current owners. While Scorpio has not entered into a definitive agreement with any counterparties, it expects, as a result of its ongoing discussions, to be able to negotiate attractive purchase terms for suitable vessels expeditiously following this offering. Scorpio expects to borrow under new and existing credit facilities to fund its future vessel acquisitions and may use such borrowings under existing credit facilities, together with the net proceeds of this offering, to fund the purchase of one or more new vessels.

Risk Factors:	An investment in the Common Stock involves a high degree of risk. Please carefully consider the risks in Scorpio’s Annual Report on Form 20-F for the year ended December 31, 2012 and the other documents Scorpio has included or incorporated by reference in Scorpio’s registration statement (Registration No. 333-186815), including the prospectus therein, pursuant to which the Common Stock being offered in this offering was registered. The occurrence of one or more of those risk factors could adversely impact Scorpio’s results of operations or financial condition.

Lock-Up Agreements:	Scorpio and each of its executive officers and directors have entered into lock-up agreements with the placement agents providing that, without the prior written consent of RS Platou Markets, Inc., Scorpio and such officers and directors will not, among other things, offer, pledge, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 30 days from the date of the final prospectus supplement related to this offering, which period may be extended under certain circumstances.

The lock-up provisions are subject to certain exceptions, including issuances upon the exercise of options or warrants or the conversion of securities outstanding on the date of the final prospectus supplement related to this offering, certain transactions relating to securities acquired in open market transactions after the completion of this offering, transfers of shares of common stock or securities convertible into common stock as bona fide gifts or to limited partners or stockholders of the transferor, the establishment of a Rule 10b5-1 trading plan, or awards under Scorpio’s 2010 Equity Incentive Plan and 2013 Equity Incentive Plan, in each case subject to certain restrictions.

Settlement Date:	May 13, 2013

Recent Developments:	Delivery of STI Beryl

In April 2013, Scorpio took delivery of the eighth vessel under its Newbuilding program, STI Beryl. Upon delivery, STI Beryl began a time charter for up to 120 days at $19,500 per day. This vessel was partially financed by Scorpio’s 2011 Credit Facility.

Newbuilding Vessels

In April 2013, Scorpio reached an agreement with an unaffiliated third party for the purchase of four MR tankers currently under construction at Hyundai Mipo Dockyard Co. Ltd., or HMD, for approximately $36.5 million each. These vessels are substantially identical to Scorpio’s STI Amber-Class vessels previously ordered from HMD and are scheduled to be delivered to Scorpio between June and September 2013. The transaction was completed by novating the existing shipbuilding agreements.

In April 2013, Scorpio exercised certain of its options with HMD for two Handymax ice class-1A vessels, which are scheduled to be delivered to Scorpio in the third quarter of 2014, for approximately $31.5 million each. When Scorpio exercised these options, it acquired additional fixed price options to purchase additional vessels from HMD.

Currently, Scorpio has contracts for the construction of a total of 38 newbuilding product tankers, which include 22 MR, eight LR2, and eight Handymax ice class-1A vessels with HMD, SPP Shipbuilding Co. Ltd. of South Korea, or SPP, Hyundai Samho heavy Industries Co. Ltd. of South Korea, or HSHI, and Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME. Of these newbuilding contracts, four are scheduled to be delivered to Scorpio by September 2013 and the remainder are expected to be delivered to Scorpio by the end of 2014. Scorpio also has fixed-priced options to construct additional newbuilding product tankers at these yards.

As of May 7, 2013, Scorpio had paid $186.5 million of installment payments related to these newbuilding product tankers, and is committed to make additional installment payments of $1,211.5 million. Scorpio will need to secure additional debt or equity financing or both to fully fund the remaining balance of its newbuilding obligations.

Appointment of New Director

In April 2013, Scorpio appointed Marianne Økland to its board of directors, or the Board, to serve as a Class III director effective as of April 2, 2013. The Board determined that Ms. Økland is an “independent director” as the term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Replacement of Auditors

On April 2, 2013, the Board, upon recommendation from its audit committee, appointed PricewaterhouseCoopers as its independent auditors for the fiscal year ending December 31, 2013, replacing Deloitte LLP.

Equity Incentive Plan

On April 15, 2013, the Board approved the adoption of the 2013 Equity Incentive Plan, or the Plan, and reserved 5,000,000 common shares, par value $0.01 per share, of Scorpio for issuance pursuant to the Plan.

Dividend Declaration

On April 15, 2013, the Board declared a quarterly cash dividend of $0.025 per share, payable on June 25, 2013 to all shareholders of record as of June 11, 2013. The declaration and payment of dividends will be subject at all times to the discretion of the Board. The timing and amount of dividends, if any, will depend on Scorpio’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, any restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

Sole Manager:	RS Platou Markets, Inc.

Lead Placement Agent:	RS Platou Markets AS

Senior Placement Agent:	DNB Markets Inc. Global Hunter Securities, LLC Evercore Group L.L.C. CIS Capital Markets LLC

Placement Agents:

ABN AMRO Securities (USA) LLC

DVB Capital Markets LLC

Skandinaviska Enskilda Banken AB

RS Platou Markets AS and Skandinaviska Enskilda Banken AB (publ) are not U.S. registered broker-dealers and to the extent that the offering is made within the United States, their activities will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act and the rules and regulations of the Financial Industry Regulatory Authority Inc.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC that are incorporated by reference in that prospectus for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer or any placement agent participating in the offering will arrange to send you the prospectus if you request it by calling RS Platou Markets, Inc. at 855-864-2265 or by emailing office@platou.com.

This communication should be read in conjunction with the prospectus included in the registration statement and the information incorporated by reference therein. The information in this communication supersedes the information in the prospectus to the extent it is inconsistent with the information in such prospectus.